 Exhibit 99.1

NEWS RELEASE

First Mining Completes Formal Documentation with Auteco to
Advance the Pickle Crow Gold Project

March 12, 2020 – Vancouver, BC – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that, further to the Company’s news release dated January 27, 2020, First Mining has entered into a definitive earn-in agreement with Auteco Minerals Ltd (“Auteco”) (ASX: AUT) whereby Auteco may earn up to an 80% interest in the Company’s wholly-owned subsidiary PC Gold Inc. (“PC Gold”), which owns the Pickle Crow Gold Project (“Pickle Crow” or the “Project”) located in northwestern Ontario, Canada.

Dan Wilton, CEO of First Mining, stated “We are thrilled to have partnered with such a high calibre team to advance the Pickle Crow gold project. Auteco’s strong technical exploration skillset, paired with their track record of discovery success, provides an opportunity to unlock the potential value of this high-grade, past-producing region. We are excited that the Auteco team, coming off strong success from their involvement with Bellevue Gold Limited, has chosen to partner with First Mining on Pickle Crow and intends to commence exploration and drilling at Pickle Crow in the near-term. The Project will benefit from modern exploration techniques and a new geological review, while the earn-in structure provides First Mining and its shareholders potential value from a variety of value-generating components: exploration expenditure requirements to advance Pickle Crow, shares in Auteco, cash consideration, and retention of a direct interest in the Project along with a 2% NSR. We look forward to working with our new partners at Auteco on Pickle Crow and delivering value for our shareholders through advancement of our broader asset portfolio.”

Ray Shorrocks, Auteco’s Executive Chairman, commented “I’m delighted that we have completed the formal documentation with our partners, First Mining. Having spent significant time over the past couple of weeks with the First Mining team and at the Pickle Crow Project, the Auteco team are genuinely excited to commence exploration at such a well-known and prolific gold mining district in Canada.”

As upfront consideration, First Mining received $50,000 cash in January and has received an additional $50,000 upon signing the earn-in agreement. Auteco will also issue to First Mining 25 million shares of Auteco within the next 45 days, as per the terms of the earn-in agreement.

The key terms of the earn-in agreement are as follows:

Stage 1 Earn-In (51% earn-in)

Three-year initial earn-in period to acquire a 51% interest in PC Gold (and thereby a 51% interest in the Project) by:

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Spending $5 million on exploration of the Pickle Crow Gold Project, of which $750,000 must be incurred within the first 12 months; and
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Issuing 100,000,000 shares of Auteco to First Mining.

Stage 2 Earn-In (additional 19% to earn-in to 70%)

Upon completion of the Stage 1 Earn-In, Auteco will have a two-year follow-on period to acquire an additional 19% interest in PC Gold (and thereby an additional 19% interest in the Project), by:

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Spending a further $5 million on exploration of the Pickle Crow Gold Project;
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Making a $1 million cash payment to First Mining within 90 days of completing the additional exploration spend; and
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Issuing First Mining a 2% NSR royalty on the Project (1% of which can be bought back for US$2.5 million).

Buy-In (additional 10% to earn-in to 80%)

Upon completion of the Stage 2 Earn-In, Auteco will have an option to acquire an additional 10% of PC Gold (and thereby an additional 10% interest in the Project), exercisable any time after completion of the Stage 2 Earn-In, by:

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Paying First Mining $3 million in cash.

Additional Terms

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Upon completion of the Stage 1 Earn-in, First Mining and Auteco (through a wholly-owned subsidiary) will form a joint venture.
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First Mining will be free carried, at a 20% interest, until the earlier of termination of the earn-in agreement or a decision to mine.
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Auteco will require shareholder approval to issue its shares. First Mining may terminate the transaction if such shareholder approval is not obtained.

Pickle Crow is one of Canada’s highest-grade historical gold mines. It operated from 1935 until 1966, during which time it reportedly produced almost 1.5 million ounces of gold at an average grade of 16.14 g/t. The property consists of ~190 km2 (19,000 hectares) of tenure covering a major gold province. First Mining acquired the Project in November 2015 through its acquisition of PC Gold Inc.

About Auteco

Auteco Minerals Limited (ASX: AUT) is an emerging mineral exploration company currently focused on advancing high-grade gold resources at the Pickle Crow Gold Project in Ontario, Canada. The Auteco Board of Directors and Technical Management team has a proven track record of discovering gold and creating wealth for shareholders and all stakeholders in recent years.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a “Qualified Person” for the purposes of NI 43-101, and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining Gold Corp. is a Canadian-focused gold exploration and development company advancing a large resource base of 7.4 million ounces of gold in the Measured and Indicated categories and 3.8 million ounces of gold in the Inferred category. First Mining’s primary focus is the development and permitting of its Springpole Gold Project and the advanced exploration of its Goldlund Gold Project, both located in northwestern Ontario. Springpole is one of the largest undeveloped gold assets in Canada, with permitting and a Pre-Feasibility Study underway. Goldlund is an advanced exploration stage asset where drilling is ongoing to define both the extension of the existing resource area and to better define the regional scale potential. First Mining’s eastern Canadian property portfolio also includes Cameron, Pickle Crow, Hope Brook, Duparquet, Duquesne, and Pitt.

First Mining was created in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:

Mal Karwowska | Vice President, Corporate Development & Investor Relations
Direct: 604.639.8824 | Toll Free: 1.844.306.8827 | Email: info@firstmininggold.com
www.firstmininggold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) completion and timing of any cash and share payments set out in the earn-in agreement that the Company has signed with Auteco; (ii) completion and timing of all earn-in stages under the earn-in agreement; (iii) the grant and timing of a 2% NSR to First Mining over the Pickle Crow Gold Project; (iv) completion and timing of all exploration expenditures required under the earn-in agreement; (v) the Pickle Crow Gold Project benefitting from modern exploration techniques and a new geological review; and (vi) funding by Auteco to conduct exploration. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: regulatory approvals; shareholder approval from Auteco shareholders; receipt of necessary financing by Auteco;the presence of and continuity of metals at the Pickle Crow Gold Project at estimated grades; success in realizing proposed drilling programs; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar or Australian dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration and exploration drilling programs, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims bylocal communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2018 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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